                                             Filed by General Motors Corporation
                                    Subject Company - General Motors Corporation
                                              and Hughes Electronics Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                  Commission File No.: 001-00143


                           THE ECHOSTAR/HUGHES MERGER

                    LOCAL CHANNELS AND COMPETITIVE BROADBAND
                               FOR ALL AMERICANS



[ECHOSTAR LOGO]                                                    [HUGHES LOGO]


--------------------------------------------------------------------------------
                                                                   FEBRUARY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER
--------------------------------------------------------------------------------
February 26, 2002



EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies' two services, DISH Network and DIRECTV(R), today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS COVERING THE COUNTRY.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical and economic feasibility of a "Local Channels, All Americans" plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company's spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas ("DMAs") in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

                                                                    CONTINUED...
--------------------------------------------------------------------------------
2  THE ECHOSTAR/HUGHES MERGER

--------------------------------------------------------------------------------

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber's location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The "digital divide" in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital "have nots" by serving every household in the country, including every household in every state. Efficiencies from the combined companies will provide the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive "niche" services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all Americans to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

                                      # # #

--------------------------------------------------------------------------------
3  THE ECHOSTAR/HUGHES MERGER

TOTAL TELEVISION VIEWING HOUSEHOLDS
--------------------------------------------------------------------------------

o In the pages that follow, you will see that the merger of HUGHES and EchoStar benefits consumers and serves the public interest.


                   [Map of the United States with the phrase
                  "107 Million Households" written across it.]


--------------------------------------------------------------------------------
4  THE ECHOSTAR/HUGHES MERGER        SOURCE: FCC EIGHTH ANNUAL REPORT,
                                             "ANNUAL ASSESSMENT OF THE STATUS OF
                                             COMPETITION IN THE MARKET FOR
                                             THE DELIVERY OF VIDEO PROGRAMMING,"
                                             JAN. 14, 2002, PP. 11, 87

CABLE FRANCHISE AREAS
--------------------------------------------------------------------------------

o Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services throughout the country.

o Over 104 million of the 107 million TV households are located in a cable franchise area.

                             104 MILLION HOUSEHOLDS

                [Map of the United States with certain portions
                              in the color grey.]


                     LEGEND
               [Box filled with           Cable Franchise Areas
                the color grey.]
--------------------------------------------------------------------------------
5  THE ECHOSTAR/HUGHES MERGER       SOURCE: FCC EIGHTH ANNUAL REPORT,
                                            "ANNUAL ASSESSMENT OF THE STATUS OF
                                            COMPETITION IN THE MARKET FOR THE
                                            DELIVERY OF VIDEO PROGRAMMING,"
                                            JAN. 14, 2002, PP. 11, 87;
                                            NIELSEN MEDIA RESEARCH, SEPT. 2001

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS
--------------------------------------------------------------------------------

o Today only 65 million TV households, those within the 42 television markets served by DIRECTV and DISH Network, have a fully competitive multi-channel alternative to cable -- with local channels.

o Competitive alternatives to cable did not seriously take form until the launch of DIRECTV in 1994, later joined by DISH Network in 1996.

o DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

o In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in those markets in which DIRECTV and DISH Network began delivering local channels.

                              65 MILLION HOUSEHOLDS

                [Map of the United States with certain portions
                              in the color grey.]


              LEGEND
         [Box filled with      Households With Access to DBS With Local Channels
          the color grey.]
--------------------------------------------------------------------------------
6  THE ECHOSTAR/HUGHES MERGER        SOURCE: SKYRESEARCH, FEB. 2002;
                                             NIELSEN MEDIA RESEARCH, SEPT. 2001;
                                             ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY
--------------------------------------------------------------------------------

o 42 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

o Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna -- and hope for good reception.


o Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country's 210 local channel markets.

                       42 MILLION TV HOUSEHOLDS UNSERVED

                [Map of the United States with certain portions
                              in the color grey.]


           LEGEND
      [Box filled with          Households With No Competitive Alternative Today
       the color grey.]

--------------------------------------------------------------------------------
7  THE ECHOSTAR/HUGHES MERGER       SOURCE: SKYRESEARCH, FEB. 2002;
                                            NIELSEN MEDIA RESEARCH, SEPT. 2001;
                                            ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER
--------------------------------------------------------------------------------


o DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

o The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative -- DBS service with local channels -- in EVERY television market in the country, including Alaska and Hawaii.

                             107 MILLION HOUSEHOLDS

                 [Map of the United States with cerain portions
                              in the color grey.]

      LEGEND
{Box filled with      TV Households With Competitive Alternative After Merger
 the color grey.]

--------------------------------------------------------------------------------
8  THE ECHOSTAR/HUGHES MERGER        SOURCE: FCC EIGHTH ANNUAL REPORT,
                                             "ANNUAL ASSESSMENT OF THE STATUS
                                             OF COMPETITION IN THE MARKET FOR
                                             THE DELIVERY OF VIDEO PROGRAMMING,"
                                             JAN. 14, 2002, PP. 11, 87;
                                             ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE
--------------------------------------------------------------------------------

o The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

o The merger will combine each company's spectrum and advanced satellite assets, making the plan technically achievable.

o The merger will combine the companies' subscriber bases, making service to smaller markets commercially feasible.


      119 DEGREES                 110 DEGREES                101 DEGREES

[Graphic of satellite.]     [Graphic of satellite.]    [Graphic of satellite.]


                   [Map of the United States with the phrase
                     "Over 500 Duplicative Channels Today"
                              written across it.]


--------------------------------------------------------------------------------
9  THE ECHOSTAR/HUGHES MERGER                SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED
--------------------------------------------------------------------------------

o Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.


      119 DEGREES                 110 DEGREES                101 DEGREES

[Graphic of satellite.]     [Graphic of satellite.]    [Graphic of satellite.]


   [Map of the United States filled entirely with the color grey, identifying each state by name and with the phrase
              "Local Channels, All Americans" written across it.]



          LEGEND
     [Box filled with       DBS Households Served By Local Channels After Merger
      the color grey.]
--------------------------------------------------------------------------------
10  THE ECHOSTAR/HUGHES MERGER               SOURCE: ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING
--------------------------------------------------------------------------------

o Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and the combined EchoStar-HUGHES will offer one rate card.

o For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

                       [Map of the United States with the
                       phrase "One Nation, One Rate Card"
                              written across it.]

--------------------------------------------------------------------------------
11  THE ECHOSTAR/HUGHES MERGER               SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND:  THE DIGITAL DIVIDE
--------------------------------------------------------------------------------

o Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called "digital divide" that exists in the "wired" world today.

                       [Map of the United States with the
                         phrase "107 Million Households"
                              written across it.]

--------------------------------------------------------------------------------
12  THE ECHOSTAR/HUGHES MERGER         SOURCE: FCC EIGHTH ANNUAL REPORT,
                                               "ANNUAL ASSESSMENT OF THE
                                               STATUS OF COMPETITION IN THE
                                               MARKET FOR THE DELIVERY OF VIDEO
                                               PROGRAMMING," JAN. 14, 2002,
                                               PP. 11, 22, 87; THE BUXTON
                                               COMPANY, "BROADBAND DEPLOYMENT,"
                                               JAN. 2002

BROADBAND: THE DIGITAL "HAVES"
--------------------------------------------------------------------------------

o Approximately 67 million households have access to a terrestrial high-speed Internet service.

o These represent the digital "haves" who are located primarily in the major metropolitan areas.


                              67 MILLION HOUSEHOLDS

                [Map of the United States with certain portions
                              in the color grey.]

           LEGEND
     [Box filled with   Households With Broadband Access
      the color grey.]


--------------------------------------------------------------------------------
13  THE ECHOSTAR/HUGHES MERGER          SOURCE: FCC EIGHTH ANNUAL REPORT,
                                                "ANNUAL ASSESSMENT OF THE
                                                STATUS OF COMPETITION IN THE
                                                MARKET FOR THE DELIVERY OF
                                                VIDEO PROGRAMMING," JAN. 14,
                                                2002, P. 22; THE BUXTON COMPANY,
                                                "BROADBAND DEPLOYMENT," JAN.
                                                2002

BROADBAND:  THE DIGITAL "HAVE NOTS"
--------------------------------------------------------------------------------

o 40 million households, located primarily in rural areas, have no access to wired broadband services.

o This map clearly shows the number of digital "have nots" -- those households with no access to DSL or cable modem service.

o The primary reason for this is simply the expense of rolling out "wired" technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

o Both EchoStar and HUGHES believe many of the "have nots" would be interested in fairly-priced, bundled video and high-speed data services.


                             40 MILLION HOUSEHOLDS

                [Map of the United States with certain portions
                              in the color grey.]


           LEGEND
    [Box filled with   Households Without Broadband Access
    the color grey.]

--------------------------------------------------------------------------------
14  THE ECHOSTAR/HUGHES MERGER       SOURCE: FCC EIGHTH ANNUAL REPORT, "ANNUAL
                                             ASSESSMENT OF THE STATUS OF
                                             COMPETITION IN THE MARKET FOR THE
                                             DELIVERY OF VIDEO PROGRAMMING,"
                                             JAN. 14, 2002, P. 22; THE BUXTON
                                             COMPANY, "BROADBAND DEPLOYMENT,"
                                             JAN. 2002

MERGER BRIDGES THE "DIGITAL DIVIDE"
--------------------------------------------------------------------------------

o The merger will bridge the "digital divide" by providing consumers in every community with a competitively priced high-speed "broadband solution" available to them regardless of their location.

o The efficiencies gained from the merged company's combined customer base will enable the offering of a high-speed Internet service that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

o The merger will provide the technical and economic infrastructure to convert every household in the country to a digital "have."


                       [Map of the United States with the
                         phrase "107 Million Households"
                              written across it.]

--------------------------------------------------------------------------------
15 THE ECHOSTAR/HUGHES MERGER          SOURCE: FCC EIGHTH ANNUAL REPORT,
                                               "ANNUAL ASSESSMENT OF THE STATUS
                                               OF COMPETITION IN THE MARKET FOR
                                               THE DELIVERY OF VIDEO
                                               PROGRAMMING,"  JAN. 14, 2002,
                                               PP. 11, 22, 87; ECHOSTAR AND
                                               DIRECTV, JAN. 31, 2002

ONE NATION, ONE DISH
--------------------------------------------------------------------------------

o Bringing all local channels and broadband service to all consumers' homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

o An 18 x 22-inch dish will enable the receipt of signals from the merged company's three orbital slots.

o New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

o Equipment will be provided to existing DBS customers AT NO CHARGE -- including free service call and installation -- to receive their new local channels.


                  [Photo of man installing a DirecTV satellite
                         dish on the side of a house.]


--------------------------------------------------------------------------------
16  THE ECHOSTAR/HUGHES MERGER       SOURCE: ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER
--------------------------------------------------------------------------------

o Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

o Cable operators' market dominance has been strengthened by their upgrades to digital video and cable modem services.

o The cable industry's market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

o The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.


                   [Map of the United States identifying each state by name and with certain portions in the color grey.]


          LEGEND
            [Box filled with      Households With No Competitive Alternative
            the color grey.]

--------------------------------------------------------------------------------
17  THE ECHOSTAR/HUGHES MERGER       SOURCE: FCC EIGHTH ANNUAL REPORT,
                                             "ANNUAL ASSESSMENT OF THE STATUS
                                             OF COMPETITION IN THE MARKET FOR
                                             THE DELIVERY OF VIDEO PROGRAMMING,"
                                             JAN. 14, 2002, PP. 11, 87;
                                             ECHOSTAR AND DIRECTV, JAN. 31,
                                             2002; "REPORT ON CABLE INDUSTRY
                                             PRICES," FEDERAL COMMUNICATIONS
                                             COMMISSION, FEB. 14, 2001, P. 9,
                                             AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS
--------------------------------------------------------------------------------

o The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

o The merger of EchoStar and HUGHES ensures that prices for video and data services will be the same throughout the country, whether the market is rural or urban/suburban: "one nation, one rate card."

o The merged company will bridge the "digital divide" by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers -- a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

o The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring to all Americans.

                       [Map of the United States with the
                         phrase "107 Million Households"
                              written across it.]

--------------------------------------------------------------------------------
18  THE ECHOSTAR/HUGHES MERGER         SOURCE: FCC EIGHTH ANNUAL REPORT, "ANNUAL
                                               ASSESSMENT OF THE STATUS OF
                                               COMPETITION IN THE MARKET FOR THE
                                               DELIVERY OF VIDEO PROGRAMMING,"
                                               JAN. 14, 2002, PP. 11, 87;
                                               ECHOSTAR AND HUGHES, JAN. 31,
                                               2002

THE ECHOSTAR/HUGHES MERGER
--------------------------------------------------------------------------------


                     o   Local Channels, All Americans

                     o   One Nation, One Rate Card

                     o   Eliminates the "Digital Divide"



                   TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS



--------------------------------------------------------------------------------
19  THE ECHOSTAR/HUGHES MERGER

SEC LEGEND
--------------------------------------------------------------------------------
In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.




--------------------------------------------------------------------------------
20  THE ECHOSTAR/HUGHES MERGER